SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                               THE WMF GROUP, LTD.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                    929289106
                                 (CUSIP Number)

James M. Better                                Drake S. Tempest, Esq.
Capricorn Investors II, L.P.                   O'Melveny & Myers LLP
c/o Capricorn Holdings, LLC                    The Citicorp Center
30 East Elm Street                             153 East 53rd Street, 54th Floor
Greenwich, Connecticut  06830                  New York, New York 10022-4611
(203) 861-6600                                 (212) 326-2000
--------------------------------------------------------------------------------


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 17, 1997
          -----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


-------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number 929289106

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Capricorn Investors, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

            OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [ ]


--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           421,844
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER

                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                       421,844
                                              ----------------------------------
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            421,844

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                  [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.9%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
            PN

--------------------------------------------------------------------------------

--------
* Assumes 4,763,926 shares of Common Stock issued and outstanding,  comprised of
(i) 4,217,478 shares of Common Stock issued and outstanding on November 17, 1997 and (ii) 546,448 shares of Common Stock to be purchased by Capricorn Investors II, L.P. pursuant to the Purchase Agreement (as defined below).

                               Page 2 of 15 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Capricorn Holdings, G.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
               OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware

--------------------------------------------------------------------------------
                                     7        SOLE VOTING POWER
NUMBER OF
SHARES                                        ----------------------------------
BENEFICIALLY                         8        SHARED VOTING POWER
OWNED BY                                                               421,844
EACH REPORT-                                  ----------------------------------
ING PERSON                           9        SOLE DISPOSITIVE POWER
WITH
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                       421,844
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            421,844
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                 [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.9%*
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

--------
* Assumes 4,763,926 shares of Common Stock issued and outstanding,  comprised of
(i) 4,217,478 shares of Common Stock issued and outstanding on November 17, 1997 and (ii) 546,448 shares of Common Stock to be purchased by Capricorn Investors II, L.P. pursuant to the Purchase Agreement (as defined below).

                               Page 3 of 15 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Winokur Holdings, Inc.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
            OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                         421,844
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER

                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                     421,844
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 421,844

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                 [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.9*%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------

--------
* Assumes 4,763,926 shares of Common Stock issued and outstanding,  comprised of
(i) 4,217,478 shares of Common Stock issued and outstanding on November 17, 1997 and (ii) 546,448 shares of Common Stock to be purchased by Capricorn Investors II, L.P. pursuant to the Purchase Agreement (as defined below).

                               Page 4 of 15 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Capricorn Investors II, L.P.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
                      OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                           546,448
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER

                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                       546,448
                                              ----------------------------------
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            546,448

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                 [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.5%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            PN
--------------------------------------------------------------------------------

--------
* Assumes 4,763,926 shares of Common Stock issued and outstanding,  comprised of
(i) 4,217,478 shares of Common Stock issued and outstanding on November 17, 1997 and (ii) 546,448 shares of Common Stock to be purchased by Capricorn Investors II, L.P. pursuant to the Purchase Agreement (as defined below).

                               Page 5 of 15 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Capricorn Holdings, LLC

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
               OO

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                          546,448
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER

                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                      546,448
                                              ----------------------------------
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            546,448

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                 [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            11.5%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            OO
--------------------------------------------------------------------------------

--------
* Assumes 4,763,926 shares of Common Stock issued and outstanding,  comprised of
(i) 4,217,478 shares of Common Stock issued and outstanding on November 17, 1997 and (ii) 546,448 shares of Common Stock to be purchased by Capricorn Investors II, L.P. pursuant to the Purchase Agreement (as defined below).

                               Page 6 of 15 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Herbert S. Winokur, Jr.

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [X]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States of America

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                            968,292
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER

                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                        968,292
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            968,292

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                 [ ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            20.3%*

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

            IN
--------------------------------------------------------------------------------

--------
* Assumes 4,763,926 shares of Common Stock issued and outstanding,  comprised of
(i) 4,217,478 shares of Common Stock issued and outstanding on November 17, 1997 and (ii) 546,448 shares of Common Stock to be purchased by Capricorn Investors II, L.P. pursuant to the Purchase Agreement (as defined below).


                               Page 7 of 15 Pages

ITEM 1.           SECURITY AND THE ISSUER

                  The title of the class of equity securities to which this statement relates is:

                  Common Stock, $.01 par value ("COMMON STOCK"), of The WMF Group, Ltd., a Delaware corporation (the "COMPANY")

                  The name of the issuer and address of its principal executive offices are:

                  The WMF Group, Ltd.
                  1593 Spring Hill Road
                  Suite 400
                  Vienna, Virginia  22182
                  (703) 610-1400


ITEM 2.           IDENTITY AND BACKGROUND

                  This statement is filed on behalf of Capricorn Investors, L.P., a Delaware limited partnership ("CAPRICORN I"), Capricorn Holdings, G.P., a Delaware general partnership and the general partner of Capricorn I ("CAPRICORN HOLDINGS, G.P."), Winokur Holdings, Inc., a Delaware corporation that holds an approximately 95% interest in Capricorn Holdings, G.P. ("WINOKUR HOLDINGS"), and Herbert S. Winokur, Jr., the sole shareholder, director and executive officer of Winokur Holdings ("WINOKUR"). Winokur may be deemed to control Capricorn I, Capricorn Holdings, G.P. and Winokur Holdings, respectively.

                  This statement is also filed on behalf of Capricorn  Investors
II, L.P., a Delaware limited partnership ("CAPRICORN II"), Capricorn Holdings, LLC, a Delaware limited liability company and sole general partner of Capricorn II ("CAPRICORN HOLDINGS, LLC"), and Winokur, the manager of Capricorn Holdings. Winokur may be deemed to control Capricorn II and Capricorn Holdings, respectively.

                  The principal business address of the reporting persons is 30 East Elm Street, Greenwich, Connecticut 06830. Winokur is a citizen of the United States of America.

                  During the past five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or


                               Page 8 of 15 Pages
mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Capricorn I is principally engaged making equity and debt investments in, and controlling or otherwise influencing the operations of, other companies, currently including companies involved in the provision of engineering, scientific, technology, management and technical support to United States and foreign government agencies and commercial clients, the ownership and operation of multi-family rental housing in the Unites States, the design and fabrication of oil field processing equipment and systems for domestic and international oil and gas industry and the manufacture of wire screens and related machinery for mining.

                  Capricorn II is principally engaged in making equity and debt investments in, and controlling or otherwise influencing the operations of, other companies, currently including companies involved in the manufacture of adult incontinence products, the license and sale of branded baked goods and the design and fabrication of oil field processing equipment and systems for domestic and international oil and gas industry.

                  The reporting persons do not constitute, and are not filing this statement, as a "group" within the meaning of Rule 13d-5 under the Securities Exchange Act of 1934 (the "EXCHANGE ACT"), except that Capricorn I, Capricorn Holdings, G.P., Winokur Holdings and Winokur may be deemed to be a group with respect to the shares of Common Stock expected to be acquired by Capricorn I pursuant to the Share Distribution (as defined in Item 4 below). For purposes of Section 13(d) of the Exchange Act, each reporting person disclaims beneficial ownership of shares of Common Stock beneficially owned by any other reporting person, except that none of Capricorn Holdings, G.P., Winokur Holdings and Winokur disclaim beneficial ownership of shares of Common Stock beneficially owned by any other of such persons.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Capricorn I will acquire 421,844 shares of Common Stock in the Share Distribution without the payment of any consideration.

                  Capricorn II has agreed to purchase 546,448 shares of Common Stock at a purchase price of $9.15 per share, or $5,000,000 in the aggregate. The funds will be provided by capital contributed to Capricorn II by its partners.


                               Page 9 of 15 Pages

ITEM 4.           PURPOSE OF TRANSACTION

                  On May 9, 1997, NHP Incorporated, a Delaware corporation ("NHP"), distributed to each holder of record of NHP Common Stock of NHP ("NHP COMMON STOCK") at the close of business on May 2, 1997, one right (a "RIGHT") for each outstanding share of NHP Common Stock (the "RIGHTS DISTRIBUTION"). Each Right entitles the holder to receive from the Company, or any successor thereof, a distribution (the "SHARE DISTRIBUTION" and, with the Rights Distribution, the "DISTRIBUTION") of one-third of a share of Common Stock, subject to the terms of a Rights Agreement (as amended, the "RIGHTS AGREEMENT") between NHP, the Company and the First National Bank of Boston, as Rights Agent. The Rights distributed on May 9, 1997 are evidenced by the certificates of NHP Common Stock then outstanding. Subject to certain conditions, the rights will mature and NHP will distribute shares of Common Stock at the effective time of the Merger contemplated by an Amended and Restated Agreement and Plan of Merger dated as of April 21, 1997, and amended as of October 14, 1997, among Apartment Investment and Management Company ("AIMCO"), AIMCO/NHP Acquisition Corp., a wholly-owned subsidiary of AIMCO, and NHP (such time being referred to as the "MATURITY TIME"). The Maturity Time is currently scheduled to occur on December 8, 1997.

                  Pursuant to the Rights Agreement, NHP will distribute all of the issued and outstanding shares of the Common Stock held by NHP to holders of Rights as governed by the Rights Agreement. NHP Stockholders will receive cash in respect of fractional shares of Common Stock that would otherwise be distributed at the rate of $9.15 per share Of Company Common Stock. The NHP stockholders will not be required to pay any consideration for the shares of Common Stock they receive in the Share Distribution.

                  Capricorn I will acquire 421,844 shares of Common Stock in the Share Distribution. It intends to distribute all such shares to its partners promptly after the Share Distribution. Winokur Holdings, as a general partner of Capricorn Holdings, G.P., which is the general partner of Capricorn I, is expected to receive 78,925 shares of Common Stock in such distribution.

                  The Company and Capricorn II entered into a Share Purchase Agreement dated as of November 17, 1997 (in the form attached hereto as Exhibit 1, the "PURCHASE AGREEMENT"), pursuant to which Capricorn II has the right and obligation to acquire 546,448 shares of Common Stock at a purchase price, payable in cash, of $9.15 per Share, or $5,000,000 in the aggregate (the "ACQUISITION"). The closing of the Acquisition is expected to occur promptly following the consummation of the Distribution. The respective obligations


                               Page 10 of 15 Pages
of the Company and Capricorn II are subject to the satisfaction of conditions specified in the Purchase Agreement. Reference is made to the Purchase Agreement for a complete statement of the terms thereof.

                  The Company and Capricorn II entered into a letter agreement dated April 21, 1997 (in the form attached hereto as Exhibit 2, the "COMMITMENT LETTER"), pursuant to which Capricorn II agreed as follows:

         (a) if (i) Capricorn II acquires shares of Common Stock in accordance with the Commitment Letter, (ii) at any time prior to the first anniversary of the Share Distribution Capricorn II and its Affiliates (as defined in Rule 144(a) under the Securities Act of 1933, as amended; provided that for purposes of the Commitment Letter, Capricorn I shall not be deemed an "Affiliate" of Capricorn II) collectively own more than 20% of the shares of Common Stock then outstanding and (iii) at such time no other person or Group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) shall own a number of shares of the Company that is greater than the number of shares of Common Stock then owned by Capricorn II and its Affiliates, then neither Capricorn II nor any such Affiliate (each, a "STOCKHOLDER") shall transfer or agree to transfer, in one or a series of related transactions concluding prior to the first anniversary of the Share Distribution, a number of shares equal to more than 50% of the shares of Common Stock then owned by the Stockholders (a "TRANSACTION"), without first requiring as a condition to any such transaction (which condition such Stockholder may not waive or amend) the person or Group (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) acquiring shares from a Stockholder in a Transaction (the "ACQUIROR") to either:

                  (i) commence a tender or exchange offer to all stockholders of the Company offering to purchase the shares of Common Stock held by all such stockholders on substantially the terms and conditions offered to such Stockholder; provided that the Acquiror may offer to purchase less than all shares issued and outstanding as long as the offer is for not less than the number of shares that the Acquiror originally offered to purchase from such Stockholder and the Acquiror purchases from each person (including the Stockholder) accepting the offer a pro rata portion of the


                               Page 11 of 15 Pages
                           shares with respect to which the offer is accepted, or

                  (ii) propose a merger, consolidation or other business combination involving the Company in which each stockholder would be entitled, upon completion of such transaction to receive the same consideration as that offered to such Stockholder.

                  The foregoing provisions shall not apply to shares of Common Stock transferred by any Stockholder in a registered offering, through Rule 144 or any other open market transactions, in connection with a tender or exchange offer which is made to all shareholders other than as referred to in clause (i) above, or with respect to transfers by Capricorn to any of its Affiliates; and

         (b) Capricorn II and its Affiliates shall not buy any shares of Common Stock in open market transactions for a period of 90 days following the Share Distribution, except that Capricorn II and its Affiliates shall be permitted to make any such purchases during any portion of such 90 day period in which Capricorn II shall have been advised by the Company in writing that the Company itself will not be buying any shares of Common Stock in open market transactions.

The obligations of Capricorn II set forth above are incorporated by reference in the Purchase Agreement. Reference is made to the Commitment Letter for a complete statement of the terms of such obligations.

                  At the closing of the Acquisition (the date of such closing, the "CLOSING DATE"), the Company and Capricorn II will enter into a Registration Rights Agreement (in the form attached hereto as Exhibit 3, the "REGISTRATION RIGHTS AGREEMENT") pursuant to which, among other things, Capricorn II will have the right on one or more occasions (subject to certain exceptions, up to a maximum of seven times) to cause the Company, on or after the Closing Date and to and including the date that is the fourth anniversary of the Closing Date, to register under the Securities Act of 1933, as amended, the sale by Capricorn II of the shares of Common Stock purchased by Capricorn II pursuant to the Purchase Agreement.

                  The purpose of Capricorn II, Capricorn Holdings and Winokur in causing Capricorn II to enter into the Purchase Agreement and acquire the shares of Common Stock from the Company is to acquire a significant equity position in the


                               Page 12 of 15 Pages

Company and to influence the management, policies and activities of the Company. Capricorn II, Capricorn Holdings and Winokur believe that the issuance and sale of the shares of Common Stock by the Company as contemplated by the Purchase Agreement will enhance the capital structure of the Company and will better position the Company to take advantage of acquisition and growth opportunities in the mortgage origination and servicing business.

                  If Winokur Holdings acquires shares of Common Stock pursuant to the Share Distribution and Capricorn II acquires shares of Common Stock in the Acquisition, Winokur Holdings or Capricorn II, or both, as the case may be, may thereafter sell or otherwise dispose of any or all of such shares. Winokur Holdings or Capricorn II or both may acquire or dispose of other shares of Common Stock or other equity securities of the Company.

                  The amount, timing and conditions of any such possible purchase or sale of any shares of Common Stock or other equity securities of the Company by Winokur Holdings or Capricorn II or both, as the case may be, will depend upon the continuing assessment by Winokur Holdings and Winokur, on the one part, or by Capricorn II, Capricorn Holdings and Winokur, on the other part, of all relevant factors, including without limitation the following: the Company's business and prospects; the attitude and actions of the management, board of directors and other stockholders of the Company; other business and investment opportunities available to Winokur Holdings or Capricorn II, as the case may be; the business and prospects of Winokur Holdings or Capricorn II, as the case may be; economic conditions generally and in the mortgage origination and servicing business particularly; stock market, commodity market and money market conditions; the availability and nature of opportunities to dispose of the securities of the Company owned by Winokur Holdings or Capricorn II, as the case may be; the availability and nature of opportunities for Winokur Holdings or Capricorn II, as the case may be, to purchase additional securities of the Company; and other plans and requirements of Winokur Holdings or Capricorn II, as the case may be. Depending upon their assessment of these factors from time to time, Winokur Holdings or Winokur, on the one part, or Capricorn II, Capricorn Holdings or Winokur, on the other part, may change their present intentions as stated above.

                  The determination of Capricorn II, Capricorn Holdings and Winokur, as the case may be, to have Capricorn II make an equity investment in the Company was made in the context of an overall review of the Company and its subsidiaries, which included the possibility (which Capricorn II, Capricorn Holdings and Winokur intend to


                               Page 13 of 15 Pages
continue to consider) of seeking to acquire equity securities of the Company in addition to the shares of Common Stock to be acquired pursuant to the Purchase Agreement, although none of Capricorn II, Capricorn Holdings and Winokur have any present plans in this regard.

                  Should Winokur Holdings or Capricorn II or both in the future seek to acquire additional shares of Common Stock or other equity securities of the Company (including, without limitation, by means of market or privately negotiated purchases of securities of the Company, a tender offer, merger or otherwise), the prior establishment of an equity position in the Company might assist Winokur Holdings or Capricorn II, as the case may be, in reaching such result.

                  Winokur expects that he will be elected as a director of the Company at or shortly following the closing of the Acquisition.


ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Upon the effectiveness of the Share Distribution (and, in the case of Winokur Holdings, the distribution by Capricorn I to its partners of the shares of Common Stock acquired by Capricorn I in the Share Distribution) and the closing of the Acquisition, in each case as described in Item 4 above, (i) Winokur Holdings will be the direct beneficial owner, and Winokur will be the indirect beneficial owner, of 78,925 shares of Common Stock and (ii) Capricorn II will be the direct beneficial owner, and Capricorn Holdings and Winokur will be the indirect beneficial owners, of 546,448 shares of Common Stock. Based upon the number of shares of Common Stock that Winokur Holdings, Capricorn II, Capricorn Holdings and Winokur believe will be issued and outstanding after the Share Distribution and the Acquisition, determined without giving effect to the exercise of any options to purchase shares or other rights to purchase or receive shares, the shares are equal to approximately 1.7% and 11.5%, respectively, of the number of shares of Common Stock that would then be outstanding.

                  Upon the effectiveness of the Share Distribution and the closing of the Acquisition, in each case as described in Item 4 above, Winokur Holdings and Winokur, on the one part, and Capricorn II, Capricorn Holdings and Winokur, on the other part, may be deemed to share the power to vote and direct the disposition of the shares of Common Stock so acquired. Winokur Holdings and Winokur, on the one part, and Capricorn II, Capricorn Holdings and Winokur, on the other part, may also be deemed to share the power both to vote and to direct the disposition of the other shares of Common Stock and equity securities of the Company referred to above if and


                               Page 14 of 15 Pages
when beneficial ownership thereof is acquired by Winokur Holdings or Capricorn II, as the case may be. Reference is made to Item 4 above for a summary of the transactions pursuant to which Winokur Holdings or Capricorn II, as the case may be, may acquire such beneficial ownership.


ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

                  Reference is made to Item 4 above and the Exhibits filed herewith for a description of the Purchase Agreement, the Commitment Letter and the Registration Rights Agreement.


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1                  Share   Purchase   Agreement   dated  as  of
                                    November  17,  1997  between  The WMF Group,
                                    Ltd. and Capricorn Investors II, L.P.

         Exhibit 2 Letter agreement dated April 21, 1997 between The WMF Group, Ltd. (formerly known as NHP Financial Services, Ltd.) and Capricorn Investors II, L.P.

         Exhibit 3                  Draft  of  Registration   Rights   Agreement
                                    between The WMF Group,  Ltd.  and  Capricorn
                                    Investors II, L.P.


                               Page 15 of 15 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 17, 1997
Date



CAPRICORN INVESTORS, L.P.



By Capricorn Holdings, G.P.,
     its General Partner



By Winokur Holdings, Inc.,
     its General Partner




By: /s/ HERBERT S. WINOKUR, JR.
   ------------------------------------------
        Herbert S. Winokur, Jr., President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 17, 1997
Date



CAPRICORN HOLDINGS, G.P.



By Winokur Holdings, Inc.,
     its General Partner




By: /s/ HERBERT S. WINOKUR, JR.
   ------------------------------------------
        Herbert S. Winokur, Jr., President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 17, 1997
Date



WINOKUR HOLDINGS, INC.




By: /s/ HERBERT S. WINOKUR, JR.
   ------------------------------------------
        Herbert S. Winokur, Jr., President

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 17, 1997
Date



CAPRICORN INVESTORS II, L.P.


By Capricorn Holdings, LLC,
     its General Partner




By: /s/ HERBERT S. WINOKUR, JR.
   ------------------------------------------
        Herbert S. Winokur, Jr., Manager

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 17, 1997
Date



CAPRICORN HOLDINGS, LLC




By: /s/ HERBERT S. WINOKUR, JR.
   ------------------------------------------
        Herbert S. Winokur, Jr., Manager

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 17, 1997
Date




By: /s/ HERBERT S. WINOKUR, JR.
   ------------------------------------------
        Herbert S. Winokur, Jr.

                                  EXHIBIT INDEX



Purchase Agreement dated as of November .....................Exhibit 1
17, 1997 between The WMF Group, Ltd. and
Capricorn Investors II, L.P.

Letter Agreement dated April 21, 1997 .......................Exhibit 2 between The WMF Group, Ltd. and Capricorn
Investors II, L.P.

Draft of Registration Rights Agreement ......................Exhibit 3
between The WMF Group, Ltd. and Capricorn
Investors II, L.P.






                                     Ex. - 1